                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)


                                  RENTECH, INC

                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title of Class of Securities)

                                 [ 760112102 ]

                                 (CUSIP Number)

                                  JOAN C. SONNEN
                             FOREST OIL CORPORATION
                            1600 BROADWAY, SUITE 2200
                             DENVER, COLORADO 80202
                                 (303) 812-1400

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 MARCH 18, 2000

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

                         (Continued on following pages)
                                (Page 1 of 5 )
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CUSIP NO. [ 760112102 ]                                Page 2 of 5
--------------------------------------------------------------------------------
  1      Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         Forest Oil Corporation
                          I.R.S. Employer Identification No. 25-0484900
--------------------------------------------------------------------------------
  2     Check the appropriate box if a member of a group(1)             (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
  3     SEC use only
--------------------------------------------------------------------------------
  4     Source of Funds                                                       WC
--------------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)                           / /
--------------------------------------------------------------------------------
  6     Citizenship or Place of Organization            New York, United States
--------------------------------------------------------------------------------
                                7      Sole Voting Power(1)(2)        4,000,000
Number of Shares Beneficially   ------------------------------------------------
                                8      Shared Voting Power                    0
  Owned by Each Reporting       ------------------------------------------------
                                9      Sole Dispositive Power(1)(2)   4,000,000
       Person With              ------------------------------------------------
                                10     Shared Dispositive Power               0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
           Person(2)                                                  4,000,000
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  / /
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)(2)             6.5%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             CO
--------------------------------------------------------------------------------


(1) The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

(2) Includes shares of Common Stock that the Reporting Person may purchase pursuant to (a) stock options expiring on December 31, 2001 that are immediately exercisable to purchase 2,000,000 shares of Common Stock with an exercise price of $1.25 per share, and (b) stock options expiring on December 31, 2004 that are immediately exercisable to purchase 1,000,000 shares of Common Stock with an exercise price of $5.00 per share. See Items 5 and 6.

                                                           Page 3 of 5
ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Schedule 13D (this "Statement") relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Rentech, Inc., a Colorado corporation (the "Issuer"). The address of the Issuer's principal executive offices is 1331 17th Street, Suite 720, Denver, Colorado 80202.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) The name of the Person filing this Statement (the "Reporting Person") is Forest Oil Corporation.

         (b) The state of organization of the Reporting Person is the State of New York.

         (c) The principal business of the Reporting Person is the acquisition, exploration, development, production and marketing of natural gas and liquids.

         (d) The address of the Principal Business and the principal office of the Reporting Person is 1600 Broadway, Suite 2200, Denver, Colorado 80202.

         (e) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (f) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As more fully described in Item 6 below, on March 18, 2000, the Reporting Person purchased from the Issuer the number of shares of Common Stock and the number of Options to purchase shares of Common Stock at the purchase price set forth below.

                                NUMBER OF SHARES                  NUMBER OF SHARES
      NUMBER OF                   PURCHASABLE                       PURCHASABLE
   SHARES PURCHASED         PURSUANT TO 2001 OPTIONS          PURSUANT TO 2004 OPTIONS       PURCHASE PRICE
      1,000,000                   2,000,000                          1,000,000                  $ 650,000


         The Reporting Person obtained funds for the purchase price of its shares of Common Stock and its Options from working capital.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The Reporting Person consummated the transactions described herein in order to acquire an interest in the Issuer for investment purposes. The Reporting Person intends to review continuously its position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Person may retain or from time to time increase its holdings or may dispose of all or a portion of its holdings, subject to any applicable legal and contractual restrictions on its ability to do so.

         In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

         Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D of the Exchange Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person is the record and beneficial owner of 1,000,000 shares of Common Stock, 2,000,000 options to purchase Common Stock pursuant to the 2001 Options, and 1,000,000 options to purchase Common Stock pursuant to the 2004 Options. Assuming exercise of all such options, the Reporting Person is the beneficial owner of 4,000,000 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of March 22, 2000, there being 61,494,080 shares of Common Stock outstanding, represents approximately 6.5% of the outstanding shares of Common Stock, including the shares we have a right to acquire within 60 days.

         The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.

         (b) The information set forth in Items 7 through 11 of the cover page hereto is incorporated herein by reference.

         (c) Except as set forth herein, the Reporting Person has not effected any transactions in shares of Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The matters set forth in Item 2 are incorporated in this Item 6 by reference as if fully set forth herein.

         (a)      Stock Purchase Agreement

         Pursuant to the Stock Purchase Agreement (the "Stock Purchase Agreement") dated as of March 18, 2000, by and between the Issuer and the Reporting Person, the Issuer agreed to sell to the Reporting Person, and the Reporting Person agreed to purchase from the Issuer, 1,000,000 shares of Common Stock ("Purchased Common Shares"), options to purchase 2,000,000 shares of Common Stock having an exercise price of $1.25 per share and expiring December 31, 2001 ("2001 Options"), and options to purchase 1,000,000 shares of Common Stock having an exercise price of $5.00 per share and expiring December 31, 2004 ("2004 Options"), collectively referred to as the "Purchased Securities", for an aggregate purchase price of $650,000.00. The 2001 Options and the 2004 Options are subject to the terms of their respective option agreements.

         The foregoing description of the Stock Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is filed herewith as Exhibit 10.1 and is incorporated herein by reference.

         (b)      Registration Rights Agreement

         The Issuer, the Reporting Person and Anschutz Investment Company entered into a Registration Rights Agreement (the "Registration Rights Agreement"), dated as of March 18, 2000, pursuant to which the Issuer agreed to use its best efforts to file a registration statement within 30 days from the date thereof , and to cause it to become effective within 90 days thereof, covering the resale of all of Reporting Person's Registrable Securities. In addition, the Reporting Person has certain piggyback registration rights in connection with registrations of the Issuer's securities under the Securities Act of 1933 (the "Securities Act").

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                                                           Page 5 of 5

         As used in this statement, "Registrable Securities" means the Purchased Common Shares, the shares purchasable under the 2001 Options and the 2004 Options, and any shares of capital stock issued or issuable with respect to the Purchased Securities as a result of any sale or issuance of Common Stock by the Issuer for less than its then prevailing fair market value, any stock split, stock dividend, recapitalization, exchange or similar event.

         The foregoing description of the Registration Rights Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as
Exhibit 10.2 hereto and is incorporated herein by reference.

         (c)      Option Agreements

         In furtherance of the Stock Purchase Agreement, the Issuer and the Reporting Person entered into two Option Agreements (the "Option Agreements"), both dated as of March 18, 2000, in respect of the 2001 Options and the 2004 Options. Under the 2001 Option Agreement, the Reporting Person or its permitted assignee is entitled to purchase from the Issuer an aggregate of 2,000,000 shares of Common Stock at an exercise price of $1.25 per share, as adjusted from time to time pursuant to the terms thereof. The 2001 Option Agreement expires on December 31, 2001. Under the 2004 Option Agreement, the Reporting Person or its permitted assignee is entitled to purchase from the Issuer an aggregate of 1,000,000 shares of Common Stock at an exercise price of $5.00 per share as adjusted from time to time pursuant to the terms thereof. The 2004 Option Agreement expires on December 31, 2004.

         The foregoing description of the 2001 Option Agreement and the 2004 Option Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Option Agreements. A copy of the 2001 Option Agreement is filed as Exhibit 10.3(a) hereto, and is incorporated herein by reference, and a copy of the 2004 Option Agreement is filed as Exhibit 10.3(b) hereto, and is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.1: Stock Purchase Agreement, dated as of March 18, 2000, between the Issuer and the Reporting Person relating to the purchase and sale of Common Stock, and options to purchase Common Stock, of Rentech, Inc..

Exhibit 10.2:              Registration Rights Agreement, dated as of
                           March 18, 2000, by and among the Issuer, the Reporting Person, and Anschutz Investment Company.

Exhibit 10.3(a): 2001 Option Agreement dated as of March 18, 2000, between the Issuer and the Reporting Person.

Exhibit 10.3(b): 2004 Option Agreement dated as of March 18, 2000, between the Issuer and the Reporting Person.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 28, 2000

                                         Forest Oil Corporation

                                         By:   /s/ Joan C. Sonnen
                                            ------------------------------------
                                         Name:     Joan C. Sonnen
                                         TItle:    Vice President, Controller
                                                   and Corporate Secretary

EXHIBIT INDEX

Exhibit 10.1: Stock Purchase Agreement, dated as of March 18, 2000, between the Issuer and the Reporting Person relating to the purchase and sale of Common Stock, and options to purchase Common Stock, of Rentech, Inc..

Exhibit 10.2: Registration Rights Agreement, dated as of March 18, 2000, by and among the Issuer, the Reporting Person, and Anschutz Investment Company.

Exhibit 10.3(a): 2001 Option Agreement dated as of March 18, 2000, between the Issuer and the Reporting Person.

Exhibit 10.3(b): 2004 Option Agreement dated as of March 18, 2000, between the Issuer and the Reporting Person.


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